Exhibit 10.1

ASSET PURCHASE AGREEMENT
By and Among
WA 32609, Inc., a Delaware corporation,
and
ImaRx Therapeutics, Inc., a Delaware corporation
June 15, 2009

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of the 15th day of June, 2009, by and among WA 32609, Inc., a Delaware corporation (“Buyer”) and ImaRx Therapeutics, Inc., a Delaware corporation (“Seller”). Each of Buyer and Seller are a “Party”, and collectively, the “Parties”.

WHEREAS, Seller wishes to sell to Buyer the Acquired Assets and Assumed Liabilities (each as defined below), and Buyer wishes to purchase such assets from Seller and to assume such liabilities subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, Buyer and Seller hereby agree as follows:

1.	DEFINED TERMS

“Acquired Assets” has the meaning set forth in Section 2.1.

“Affiliates” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” means this Asset Purchase Agreement.

“Allocation” means Buyer’s and Seller’s allocation of the Purchase Price and the Assumed Liabilities among the Acquired Assets.

“Assumed Contracts” means the Contracts set forth on Schedule 2.1(b).

“Assigned Intellectual Property” has the meaning set forth in Section 2.1(a)(i).

“Assumed Liabilities” has the meaning set forth in Section 3.1.

“Audited Balance Sheets” means the audited consolidated balance sheets of Seller and its subsidiaries as of December 31, 2007 and 2008.

“Audited Financials” means the Audited Balance Sheets and related consolidated statements of operations and cash flows of Seller and its subsidiaries for the fiscal years ended December 31, 2007, and 2008.

“Bill of Sale” means the Bill of Sale in substantially the form attached hereto as Exhibit A.

“Business Day” means a day other than a Saturday, a Sunday or a day on which commercial banking institutions in the State of Washington are authorized or obligated by law to close.

“Closing” means the consummation of the transactions contemplated by this Agreement in accordance with the provisions of Section 5.

“Closing Date” means the date of the Closing specified in Section 5.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations thereunder, or any subsequent legislative enactment thereof, as in effect from time to time.

“Contract” or “contract” means and includes every material agreement or understanding of any kind, written or oral, enforceable or not and specifically includes (i) contracts and other agreements for the provision of products or services by Seller; (ii) contracts and other agreements for the sale of any of Seller’s assets or properties other than in the Ordinary Course of Business or for the grant to any person of any preferential rights to purchase any of Seller’s assets or properties; (iii) joint venture agreements relating to the Program or by or to which any of the Acquired Assets are affected or subject; and (iv) any other contract or other agreement not made in the Ordinary Course of Business.

“Domain Name Assignment” means the domain name assignment to be entered into between Seller and Buyer in substantially the form attached hereto as Exhibit B.

“Employee Benefit Plans” means any pension, retirement, profit sharing, deferred compensation, vacation, severance, bonus, stock option, share appreciation right, incentive, medical, vision, dental, disability, life insurance or other employee benefit plan whether formal or informal, written or oral, for the benefit of any director, officer, consultant or employee, whether active or terminated, that provides benefits to employees of Seller.

“Encumbrances” has the meaning set forth in Section 6.9.

“Environmental Laws” means the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986 (“SARA”), the Federal Water Pollution Control Act, the Solid Waste Disposal Act, as amended, the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, or any state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder, as in effect from time to time.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 3.2.

“Financial Statements” means collectively, the Audited Balance Sheets, the Audited Financials, the Interim Balance Sheet and the Interim Financials.

“Governmental Authorization” means all licenses, permits, certificates, waivers, amendments, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, applications, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Body or pursuant to any Legal Requirement that are related to or necessary for the conduct of the Program.

“Governmental Body” means any domestic, foreign, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization, or any regulatory, administrative or other agency or any political or other subdivision, department or branch of any of the foregoing with competent jurisdiction.

“Hazardous Substances” means any toxic substance, oil or hazardous material or other chemical or substance (including, without limitation, asbestos in any form, urea formaldehyde or polychlorinated biphenyls) regulated by any Environmental Laws.

“Indebtedness” of any Person means, without duplication, (i) the principal of, accrued interest of, premium (if any) in respect of and prepayment and other penalties, premiums, charges, expenses and fees associated with (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person (but excluding trade accounts payable and other accrued current Liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance, other than a Permitted

Encumbrance, on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” shall mean any and all patents and patent applications (including all provisionals, reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof); trademarks, service marks, trade names, trade dress (including all goodwill associated with the foregoing), mask works, domain names, logos, business and product names, slogans, copyrights, software, content, Internet web sites and similar rights; and registrations and applications to register or renew the registration of any of the foregoing; trade secrets; all other intellectual property and proprietary rights.

“Intellectual Property Licenses” means any and all licenses, contracts and other arrangements providing in whole or in part for the use of, limiting the use of, transferring, indemnifying with respect to or otherwise relating to any Intellectual Property.

“Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures; (ii) all trade secrets and other rights in know-how and confidential or proprietary information; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (vi) all rights in World Wide Web addresses, uniform resource locators and domain names and applications and registrations therefor; (vii) all rights in all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Balance Sheet” means the unaudited consolidated balance sheet of Seller and its subsidiaries as of March 31, 2009.

“Interim Financials” means the Interim Balance Sheet and related unaudited consolidated statements of operations and cash flows of Seller and its subsidiaries for the period ended March 31, 2009.

“Knowledge of Seller” or “knowledge of Seller” means the actual knowledge of Bradford A. Zakes of a particular fact, circumstance, event or matter, or knowledge of such fact, circumstance, event or matter that would have been obtained after making reasonable inquiry.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, and multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Liabilities” means liabilities or obligations of any nature whatsoever, known or unknown, fixed or contingent, statutory, contractual or otherwise, disclosed or undisclosed, whether or not accrued.

“Licensed Intellectual Property” has the meaning set forth in Section 2.1(a)(ii).

“Licensor Intellectual Property” has the meaning set forth in Section 2.1(a)(iii).

“Losses” means any damages, losses, charges, liabilities, demands, claims, actions, suits, proceedings, payments, judgments, settlements, assessments, Taxes, interest, penalties and costs and expenses (including reasonable expenses of investigations, enforcement and collection, reasonable attorneys’ and accountants’ fees and reasonable out of pocket disbursements).

“Material Adverse Effect” means any change, development, event, state of facts, or occurrence that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the Acquired Assets, (ii) the Program, or (iii) Seller’s ability to perform its obligations under this Agreement or the consummation by Seller of the transactions contemplated hereby, taken as a whole; provided, however, that in no event shall any of the following occurring after the date hereof, alone or in combination, be deemed to constitute a Material Adverse Effect: (A) any change in any Legal Requirement (to the extent Seller is not disproportionately affected by such change in Legal Requirement relative to similarly situated companies in the biotechnology industry) or GAAP after the date hereof, (B) any failure by the Seller to meet internal projections or published revenue or earnings projections, in and of itself, for any period ending (or for which revenues or earnings are released) on or after the date hereof, (C) any effect that results from changes affecting the biotechnology industry (to the extent such effect is not disproportionate with respect to the Seller) or the United States economy generally (to the extent such effect is not disproportionate with respect to Seller), (D) any effect that results from changes affecting general worldwide economic or capital market conditions (to the extent such effect is not disproportionate with respect to Seller), (E) any effect resulting from compliance with the terms and conditions of this Agreement, (F) any effect caused by an impact to Seller’s relationships with its employees, customers, suppliers or partners directly attributable to the announcement of this Agreement, or (G) any declaration of war, military crisis or conflict, civil unrest, act of terrorism, or act of God.

“Material Contract” or “Material Contracts” means any Contract relating to the Program.

“Off-the-Shelf Software” means all software that is commercially available off-the-shelf software that has not been modified and costing less than $5,000 to replace with equivalent functionality.

“Ordinary Course” or “Ordinary Course of Business” means an action taken by a Person consistent in nature, scope and magnitude with the past practices of such Person and taken in the ordinary course of the normal, day-to-day operations of such Person.

“Permitted Encumbrances” has the meaning set forth in Section 6.9.

“Personal Property” means all of the machinery, equipment, manufacturing tools, plant, inventory, spare parts, supplies and other tangible and intangible personal property, that are owned, licensed or leased by Seller and used in or related to the Program, plus such additions thereto and deletions therefrom arising in the Ordinary Course of Business and permitted by this Agreement between the date hereof and the Closing Date, but in all cases only to the extent such Personal Property is used in or related to the Program.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Program” means Seller’s therapy programs for the treatment of ischemic stroke as well as a broad variety of other vascular disorders associated with blood clots, including but not limited to, Seller’s clinical-stage SonoLysis product candidate, which involves the administration of Seller’s proprietary MRX-801 microspheres, a proprietary formulation of a lipid shell encapsulating an inert biocompatible gas, and ultrasonic device technologies to penetrate and break up blood clots and restore blood flow to oxygen deprived tissues.

“Purchase Price” has the meaning set forth in Section 4.1.

“Seller Transaction Expenses” has the meaning set forth in Section 14.1.

“Solvent” means, when used with respect to any Person, that, as of the Closing and after giving effect to the consummation the transactions contemplated hereby, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Legal Requirements governing determinations of the insolvency of debtors; and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it intends to engage or propose to be engaged following the Closing Date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that, as of the Closing and immediately after consummating the transactions contemplated hereby, the relevant

Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Tax” (and with the correlative meaning “Taxes”) means all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and all other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments of any kind, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, and any Liabilities with respect to any of the foregoing payable by reason of being or ceasing to be a member of an affiliated, combined, unitary, or similar group for any period (including pursuant to Treasury Regulations Section 1.1502-6 or comparable provisions of state, local or foreign law) or under any contract, agreement, assumption, transferee liability, operation of law or otherwise.

“Trademark Assignment” means the trademark assignment to be entered into between Seller and Buyer in substantially the form attached hereto as Exhibit C.

“Transaction Documents” has the meaning set forth in Section 6.1.

2.	SALE AND PURCHASE OF ASSETS

2.1.  Acquired Assets.  Subject to the terms and conditions set forth in this Agreement, at the Closing referred to in Section 5 hereof, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and take assignment and delivery of, free and clear from all Encumbrances (other than Permitted Encumbrances), all right, title, and interest of Seller in and to the following assets of Seller related to the Program, whether real, personal, tangible, intangible or otherwise, and whether now existing or hereinafter acquired (other than the Excluded Assets) (collectively, the “Acquired Assets”):

(a) (i) all Intellectual Property used in and related to the Program, including without limitation, the domain names, domain name registration applications, contents of websites hosted at the aforementioned domain names, copyrights, copyright applications, trademarks, trademark applications, patents and patent applications that are owned by Seller as of the Closing set forth on Schedule 2.1(a)(i) hereto (the “Assigned Intellectual Property”); and

(ii) all Intellectual Property used in or relating to the Program, including without limitation, the logos (whether or not registered) and associated artwork and typeface, trade names, certification marks and service marks that are licensed, used or held for use by Seller as of the Closing set forth on Schedule 2.1(a)(ii) hereto (the “Licensed Intellectual Property”);

(iii) each Contract pursuant to which Seller has licensed or authorized others to use any Intellectual Property used in or related to the Program as set forth on Schedule 2.1(a)(iii) hereto (the “Licensor Intellectual Property”).

(b) all of Seller’s rights under the Contracts set forth on Schedule 2.1(b) (collectively, the “Assumed Contracts”), including any and all rights to receive payment, goods or services thereunder, and to assert claims and take other actions thereunder, but excluding any rights to receive payments with respect to services performed on or prior to the Closing Date;

(c) all Governmental Authorizations, including any permits, licenses, agreements, waivers and authorizations and any pending applications therefore or renewals thereof, held or used by Seller in connection with, or required for, the Program, to the extent their transfer is permitted by law set forth on Schedule 2.1(c) hereto;

(d) all of Seller’s right, title and interest to the Personal Property set forth on Schedule 2.1(d) hereto;

(e) all rights to claims, demands, lawsuits and judgments with respect to the Program or the ownership, use or value of any Acquired Assets with respect to all periods following the Closing Date;

(f) all goodwill relating to the Program;

(g) all technical and investor relations materials and presentations, research and research-related materials, vendor and supplier lists, service provider lists, catalogs, data and laboratory books, media records, technical information, blueprints, technology, technical designs, drawings, specifications and other development records (including those relating to development costs) owned, used, associated with or employed by Seller relating to the Program and including but not limited to those related to Seller’s clinical-stage SonoLysis product candidate;

(h) all of Seller’s books, documents and records relating to the Acquired Assets.

2.2.  Excluded Assets.  Notwithstanding the provisions of Section 2.1 or any other provision hereof of any schedule or exhibit thereto, Seller is not selling and Buyer is not purchasing, pursuant to this Agreement, and the term “Acquired Assets” shall not include, any of the following assets or rights of Seller (collectively, the “Excluded Assets”):

(a) the rights of Seller under this Agreement, the Transaction Documents or from the consummation of the transactions contemplated by this Agreement;

(b) Seller’s tax assets, including without limitation, Seller’s right to refunds of Taxes and other governmental charges of whatever nature;

(c) cash, bank accounts or similar cash and cash equivalents, accounts receivable, notes and investments;

(d) Seller’s rights under all Contracts other than the Assumed Contracts, to the extent such rights do not relate to the Program, including, without limitation, all employment agreements, loan agreements and notes; provided, however, that this exclusion shall not exclude from the Acquired Assets to be acquired by Buyer hereunder any rights, title, interest or benefits to which Seller may be entitled under any such Contract relating to Intellectual Property, which rights, title, interest and benefits shall be included among the Acquired Assets notwithstanding that Buyer will not be assuming any Liabilities under such Contracts;

(e) all rights to receive payments with respect to services performed on or prior to the Closing Date under any of the Assumed Contracts;

(f) all minute books and stock records and corporate seals;

(g) all Intellectual Property and Intellectual Property Rights of Seller or Seller’s Affiliates of any kind not related to or used in the Program;

(h) all personal property of Seller other than the Personal Property as set forth on Schedule 2.1(d);

(i) the rights to claims, demands, lawsuits and judgments with respect to the Program or the ownership, use or value of any Acquired Assets with respect to the period ending on or before the Closing Date;

(j) all insurance policies and insurance benefits owned by Seller, including rights and proceeds, arising from or relating to the Assets or Assumed Liabilities prior to the Closing;

(k) all assets, tangible or intangible, not expressly included in the Acquired Assets.

3.	ASSUMPTION OF CERTAIN LIABILITIES.

3.1  Assumed Liabilities.  Subject to the limitations and provisions set forth in Section 3.2, at the Closing, Buyer shall assume the following Liabilities of Seller (the “Assumed Liabilities”) relating exclusively to the Acquired Assets:

(a) all Liabilities under the Assigned Intellectual Property, the Licensed Intellectual Property, the Licensor Intellectual Property, the Assumed Contracts and the Governmental Authorizations, from and after the Closing;

(b) any Taxes that Buyer has agreed to pay in accordance with Section 14.1 of this Agreement and all Taxes attributable to the Acquired Assets attributable to any period or partial period beginning after the Closing; and

(c) all Liabilities arising after the Closing Date related to the research, development, marketing, manufacture, distribution, testing, sale or trials of the Program.

3.2  Excluded Liabilities.  Notwithstanding anything in this Agreement to the contrary, Buyer shall not and none of Buyer’s Affiliates shall assume, and shall not be deemed to have assumed, any Liabilities of Seller whatsoever not otherwise an Assumed Liability, including without limitation the following unassumed Liabilities (collectively, the “Excluded Liabilities”):

(a) any Liabilities for accounts payable or for Indebtedness of Seller;

(b) any Liabilities under any Contracts other than the Assumed Contracts;

(c) any Liabilities relating to the Acquired Assets or to the operation of the Program prior to the Closing Date;

(d) any Liabilities for Taxes (including any amounts payable under Section 11.4 (Transaction-Related Taxes));

(e) any Liabilities in connection with or relating to all actions, suits, claims, proceedings, demands, warranty claims, assessments and judgments, costs, losses, damages, deficiencies and expenses (whether or not arising out of third party claims), including, without limitation, the matters set forth on Schedule 6.7 and any interest, penalties, reasonable attorney and accountant fees and all amounts paid in investigation, defense or settlement of any of the foregoing, to the extent such liability arises out of injuries, actions, omissions, conditions or events that occurred or existed prior to the Closing in connection with the Acquired Assets or to the operation of the Program;

(f) any Liabilities arising in connection with the employment or termination of employment of any Persons affiliated with Seller prior to the Closing, including any workers’ compensation claims relating to events which transpired prior to the Closing, any employee grievances, any Liabilities with respect to any Employee Benefit Plan, or arising as a result of the consummation of the transactions contemplated by this Agreement;

(g) any Liabilities of Seller under this Agreement, the Transaction Documents or from the consummation of the transactions contemplated by this Agreement;

(h) any Liability of Seller under any Contract that is not an Assumed Liability;

(i) any Liabilities relating to employees of Seller;

(j) any Seller Transaction Expenses;

(k) all other Liabilities of Seller existing at the Closing Date; and

(l) any Liabilities arising out of any actual or alleged non-compliance with any Environmental Laws.

4.	PURCHASE PRICE.

4.1  Purchase Price.  Subject to the terms and conditions hereof, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account previously designated in writing by Seller to Buyer, a purchase price for the Acquired Assets equal to $500,000 (Five-Hundred Thousand Dollars) (the “Purchase Price”) payable as follows:

(a) $400,000 (Four-Hundred Thousand Dollars) at the Closing (the “Closing Purchase Price”); and

(b) $100,000 (One-Hundred Thousand Dollars) (the “Holdback”) to be delivered to the Escrow Agent for deposit into an escrow account an amount equal to secure Seller’s obligations under Section 12. The Holdback shall be held in an escrow account and applied pursuant to the terms of an Escrow Agreement, substantially in the form reasonably satisfactory to the Parties and the Escrow Agent at the

Closing. On the Expiration Date, the Holdback, together with the interest thereon, then remaining in the escrow account less any payments due to Buyer or pending claims made by Buyer pursuant to Section 12, shall be delivered to Seller.

4.2  Allocation of Purchase Price.  Prior to the Closing, Buyer shall submit to Seller the Allocation for Seller’s review and approval (not to be unreasonably withheld, conditioned or delayed). The Allocation shall be consistent with Exhibit D and may be amended by Buyer from time to time as payments under Section 12 (if any) are made, provided that each such amended Allocation shall be consistent with Exhibit D.  At any time, the then most recent Allocation shall be binding on Seller and Buyer for all Tax purposes (including filing of IRS Form 8594). Seller shall cooperate with Buyer in Buyer’s preparation of all Allocations, including providing such information as Buyer may reasonably request. The Allocation will be made in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Seller and Buyer shall comply with the applicable information requirements of Section 1060 of the Code and shall file all information and Tax returns (and any amendments thereto) in a manner consistent with the Allocation (including, without limitation, filing Form 8594 with their United Stated federal income Tax return for the Taxable year that includes he date of the Closing). If, contrary to the intent of Buyer and Seller as expressed in this Section 4.2, any Taxing authority makes or proposes an allocation different from that determined in accordance with the terms of this Section 4.2, Buyer and Seller shall cooperate with each other in good faith to contest such Taxing authority’s allocation (or proposed allocation); provided, however, that after consultation with the Parties adversely affected by such allocation (or proposed allocation), the other Parties hereto may file such protective claims or returns as may reasonably be required to protect their interests.

5.	CLOSING.

5.1.  Time and Place.  The closing of the transfer and delivery of all documents and instruments necessary to consummate the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of the Seller, 12277 134th Court NE, Suite 202, Redmond, WA 98052 at 10:00 a.m. on a mutually acceptable date agreed to by the parties hereto not more than two (2) Business Days after the satisfaction of all conditions set forth in Sections 9 and 10 hereof (the date of the Closing, the “Closing Date”).

5.2.  Closing Deliveries by Seller.  At the Closing, Seller shall cause to be delivered to Buyer:

(a) a duly executed Bill of Sale, assignment and general conveyance, in substantially the form attached hereto as Exhibit A, dated the Closing Date, with respect to the Acquired Assets, and such other instruments of assignment and transfer with respect to the Acquired Assets as Buyer may reasonably request and/or as may reasonably be necessary to vest in Buyer valid and enforceable title to all of the Acquired Assets;

(b) a duly executed Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit E, dated the Closing Date, pursuant to which Seller shall assign the Assumed Liabilities;

(c) such duly executed documents and instruments of ownership transfer and assignment as Buyer shall request and provide to Seller (the “National Assignment Documents”), substantially in the form reasonably acceptable to Buyer, requesting the commissioners of the United States Patent and Trademark Office, the European Patent Office and the other national patent offices wherein the Intellectual Property was issued or is pending (a “National Patent Authority”), to transfer ownership and issue the same to Buyer, it successors, legal representatives and assigns, in accordance with the terms of the applicable National Assignment Document.

(d) a duly executed Trademark Assignment, in substantially the form attached hereto as Exhibit C, dated as of the Closing Date.

(e) a duly executed Domain Name Assignment, in substantially the form attached hereto as Exhibit B, dated the Closing Date.

(f) a certificate contemplated by Section 9.9 hereof;

(g) true and complete copies, certified by a duly authorized officer of Seller, of the resolutions duly and validly adopted by the Board of Directors of Seller evidencing its authorization of the execution and delivery of this Agreement, the Transaction Documents and all other documents to be delivered hereunder or thereunder and the consummation of the transactions contemplated by this Agreement;

(h) the executed Transaction Documents;

(i) the executed Required Consents; and

(i) the legal opinion of Seller’s counsel contemplated by Section 9.13 hereof, addressed to Buyer and dated as of the Closing Date, substantially in the form attached hereto as Exhibit F; and

(j) such other documents or instruments as Buyer may reasonably request.

5.3.  Closing Deliveries by Buyer.  At the Closing, Buyer shall cause to be delivered to Seller:

(a) the Closing Purchase Price set forth in Section 4.1(a);

(b) true and complete copies, certified by a duly authorized officer of Buyer, of the resolutions duly and validly adopted by the Board of Directors of Buyer evidencing its authorization of the execution and delivery of this Agreement, the Transaction Documents and all other documents to be delivered hereunder or thereunder and the consummation of the transactions contemplated by this Agreement;

(c) the executed Transaction Documents; and

(d) such other documents or instruments as Seller may reasonably request.

5.4.  Required Consents.

(a) If any of the Required Consents (as defined in Section 8.1.11) have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, in the case of each Acquired Asset as to which such Required Consents were not obtained (or otherwise are not in full force and effect) (the “Restricted Material Contracts”), Buyer may waive Buyer’s closing condition as to any such Required Consent and, if Seller waives the condition to closing set out in Section 10.7, either:

(i) elect to have Seller continue its efforts for a period of three (3) months to obtain the Required Consents; or

(ii) elect to have Seller retain that Restricted Material Contract and all Liabilities arising therefrom or relating thereto.

If, pursuant to this Section 5.4, Buyer elects to have Seller continue its efforts to obtain any Required Consents and the Closing occurs, notwithstanding Sections 2 and 3 hereof, neither this Agreement nor any assignment and assumption agreement nor any other document related to the consummation of the transactions contemplated by this Agreement shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Restricted Material Contracts, and following the Closing, the Parties shall use their commercially reasonable efforts, and cooperate with each other, to obtain the Required Consent relating to each Restricted Material Contract as quickly as practicable. Pending the obtaining of such Required Consents relating to any Restricted Material Contract, the Parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Restricted Material Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereunder). Once a Required Consent for the sale, assignment, assumption, transfer, conveyance and delivery of a Restricted Material Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Material Contract to Buyer, and Buyer shall assume the obligations under such Restricted Material Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement (which special-purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

(b) If there are any consents other than the Required Consents necessary for the assignment and transfer of any Acquired Assets to Buyer (the “Nonmaterial Consents”) which have not yet been obtained (or otherwise are not in full force and effect) as of the Closing, Buyer shall elect at the Closing, in the case of each of the Acquired Assets as to which such Nonmaterial Consents were not obtained (or otherwise are not in full force and effect) (the “Restricted Nonmaterial Contracts”), whether to:

(i) accept the assignment of such Restricted Nonmaterial Contract, in which case, as between Buyer and Seller, such Restricted Nonmaterial Contract shall, to the maximum extent practicable and notwithstanding the failure to obtain the applicable Nonmaterial Consent, be transferred at the Closing to Buyer under this Agreement; or

(ii) reject the assignment of such Restricted Nonmaterial Contract, in which case, notwithstanding Sections 2 and 3 of this Agreement, (A) neither this Agreement nor any assignment and assumption agreement nor any other document related to the consummation of the transactions contemplated by this Agreement shall constitute a sale, assignment, assumption, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of such Restricted Nonmaterial Contract, and (B) Seller shall retain such Restricted Nonmaterial Contract and all Liabilities arising therefrom or relating thereto.

6.  REPRESENTATIONS AND WARRANTIES OF SELLER.  As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller represents and warrants as of the date of this Agreement and as of the Closing Date that the statements in this Section 6 are true, correct and complete except as set forth in Seller’s disclosure schedules (each a “Schedule” and collectively, the “Schedules”). The Schedules have been arranged for purposes of convenience in separately titled sections corresponding to the provisions of this Section 6; however, each section of the Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Schedules to the extent it is reasonably apparent on its face to a reader unfamiliar to the Company or the Company’s business that such information is relevant to such other section of the Schedules.

6.1.  Organization of Seller; Authority.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is duly qualified and in good standing as a foreign corporation in all jurisdictions in which the character of the properties owned or leased or the nature of the activities conducted by it makes such qualification necessary, except where any such failure would not reasonably be expected to have a Material Adverse Effect. Seller is not in violation of any term of its Certificate of Incorporation. Seller has all requisite corporate power and corporate authority to own and hold the Acquired Assets owned or held by it, to carry on the Program as such program is now conducted and to execute and deliver this Agreement and the other documents, instruments and agreements contemplated hereby or thereby (collectively, the “Transaction Documents”) to which it is a party and to carry out all actions required of it pursuant to the terms of the Transaction Documents.

6.2.  Corporate Approval; Binding Effect.  Seller has obtained all necessary authorizations and approvals from its Board of Directors and required for the execution and delivery of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. As of the Closing, Seller shall have obtained all necessary authorizations and approvals from its stockholders required for the execution and delivery of this Agreement, the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. Each of the Transaction Documents has been duly executed and, when delivered by Seller in accordance with the terms hereof and thereof, will constitute the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity.

6.3.  Non-Contravention.  The execution and delivery by Seller of the Transaction Documents and, subject to receipt of required stockholder approvals, the consummation by Seller of the transactions contemplated hereby and thereby will not (a) violate or conflict with any provision of the Certificate of Incorporation or By-Laws of Seller; or (b) constitute a violation of, or be in conflict with, or constitute or create a default under, or result in the creation or imposition of any Encumbrance upon any property of Seller (including without limitation any of the Acquired Assets) pursuant to (i) any agreement or instrument to which Seller is a party or by which Seller or any of its properties (including without limitation any of the Acquired Assets) is bound or to which Seller or any of such properties is subject, or (ii) any Legal Requirement applicable to Seller, except in the case of clause (b) for such violations, conflicts, defaults and Encumbrances as could not reasonably be expected to have a Material Adverse Effect.

6.4.  Governmental Consents; Transferability of Licenses, Etc.  Except as set forth on Schedule 6.4, no consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority, including but not limited to the Food and Drug Administration, is required for the execution and delivery by Seller of the Transaction Documents or for the consummation by Seller of the transactions contemplated hereby or thereby, other than such as have been obtained or made. Seller has and maintains, and the Governmental Authorizations listed on Schedule 2.1(c) hereto include, all licenses, permits and other authorizations from all Governmental Bodies as are (x) necessary for the conduct of the Program as it is now being conducted or in connection with the ownership or current use of the Acquired Assets or (y) required to be in compliance with all Legal Requirements applicable to the Acquired Assets, except for such licenses, permits and other authorizations the lack of which would not reasonably be expected to have a Material Adverse Effect. The Governmental Authorizations are in full force and effect in accordance with their terms, and there have been no material violations of such Governmental Authorizations, no proceedings are pending or, to Seller’s Knowledge, threatened, which could result in their revocation or limitation and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal; in each case, except as would not reasonably be expected to have a Material Adverse Effect on the Acquired Assets. Except as expressly designated on Schedule 6.4, all of the Governmental Authorizations listed on Schedule 2.1(c) are transferable to Buyer, and true and complete copies of the Governmental Authorizations listed on Schedule 2.1(c) have previously been delivered or made available to Buyer.

6.5.  Financial Statements.  Seller has delivered the Financial Statements to Buyer. Each of the Financial Statements have been prepared in accordance with generally accepted accounting principles accepted in the United States (“GAAP”), consistently applied; during the periods involved (except (i) as may be otherwise indicated in the Financial Statements or the notes thereto, or (ii) in the case of Interim Financials, to the extent that they may not include notes, may be condensed or summary statements or may conform to the Securities and Exchange Commission’s (“SEC”) rules and instructions for Reports on Form 10-Q). Each of the Audited Balance Sheets and the Interim Balance Sheets fairly presents the consolidated financial condition of Seller and its subsidiaries as of its respective date; and each of the statements of operations and cash flows included in the Audited Financials and the Interim Financials fairly presents the consolidated results of operations and cash flows of Seller and its subsidiaries for the periods then ended (subject, in the case of Interim Financials, to normal recurring year-end adjustments).

6.6.  Absence of Certain Changes.  Except as set forth on Schedule 6.6 or except as would not reasonably be expected to have a Material Adverse Effect, since the date of the Interim Financials, there has not been with respect to the Program: (a) any change in the assets, Liabilities, income or business of Seller, or in its relationships with suppliers, other than changes in the Ordinary Course of Business; (b) any acquisition or disposition by Seller of any asset or property other than in the Ordinary Course of Business; (c) any damage, destruction or loss, whether or not covered by insurance, adversely affecting, in the aggregate, the property or business of Seller; (d) any entry by Seller into any transaction other than in the Ordinary Course of Business; (e) any incurrence by Seller of any Liabilities, whether absolute, accrued, contingent or otherwise (including, without limitation, Liabilities as a guarantor or otherwise with respect to obligations of others), other than Liabilities incurred in the Ordinary Course of Business; or (f) any Encumbrance on any of the Acquired Assets, other than in the Ordinary Course of Business.

6.7.  Litigation.  Except as set forth on Schedule 6.7 hereto, no action, suit, proceeding or investigation is pending or, to the knowledge of Seller, threatened, relating to or affecting any of the Acquired Assets or the Program, nor, to the knowledge of Seller, has any event occurred that is reasonably likely to give rise to or serve as a basis for the commencement of any such action, suit, proceeding or investigation. No action, suit, proceeding or investigation is pending or, to the knowledge of Seller, threatened, which questions the validity of the Transaction Documents or challenges any of the transactions contemplated hereby or thereby, nor, to the knowledge of Seller, has any event occurred that is reasonably likely to give rise to or serve as a basis for the commencement of any such action, suit, proceeding or investigation.

6.8.  Conformity to Law.  Except as set forth on Schedule 6.8 or except where any such noncompliance has been cured or would not reasonably be expected to have a Material Adverse Effect, Seller has complied with, and is in compliance with (a) all Legal Requirements, including all laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to the Program or any of the Acquired Assets (including, without limitation, any labor, environmental, occupational health, zoning or other law, regulation or ordinance) and (b) all terms and provisions of all contracts, agreements and indentures of the Program to which Seller is a party, or by which the Program or any of the Acquired Assets is subject. Except as set forth in Schedule 6.8 hereto, Seller has not committed, been charged with, or, to the knowledge of Seller, is or has been under investigation with respect to, nor to the knowledge of Seller does there exist, any violation of any provision of any Legal Requirement which would reasonably be expected to have a Material Adverse Effect.

6.9.  Title to Acquired Assets.  Except as set forth on Schedule 6.9, Seller has valid and enforceable title or interest in or to all of the Acquired Assets, and has the full right to sell, convey, transfer, assign and deliver the Acquired Assets, without the need to obtain the consent or approval of any third party. Except for Permitted Encumbrances (as defined below), all of the Acquired Assets are free and clear of any security interests, liens, claims, charges, options, mortgages, debts, leases (or subleases), conditional sales agreements, title retention agreements, encumbrances of any kind, material defects as to title or restrictions against the transfer or assignment thereof (collectively, “Encumbrances”). Except as set forth on Schedule 6.9, all of the Acquired Assets are in good condition and repair (reasonable wear and tear excepted) and are adequate in all material respects to carry on the Program as presently conducted. At and as of the Closing, Seller will convey the Acquired Assets to Buyer by bills of sale, certificates of title and other instruments of assignment and transfer effective in each case to vest in Buyer, and Buyer will have, valid and enforceable title or interest in or to all of the Acquired Assets, free and clear of all Encumbrances other than (a) those identified in Schedule 6.9; (b) those for Taxes and other governmental assessments or charges not yet due and payable; and (c) any other Encumbrances which in the aggregate relate to claims totaling less than $5,000, do not materially detract from the value or transferability of the property or assets subject thereto or materially interfere with the present use and have no arisen other than in the Ordinary Course of Business (“Permitted Encumbrances”).

6.10.  Environmental Matters.  Except as set forth on Schedule 6.10, Seller is in material compliance with all Environmental Laws to the extent such compliance or lack thereof would have any impact on the Program or Seller’s ability to consummate the transactions contemplated herein in accordance with the terms hereof, which compliance includes the possession by Seller of all material permits and other Governmental Authorizations required under Environmental Laws and compliance with the terms and conditions thereof. Seller has not received any written notice or other written communication, whether from any Governmental Body, citizens groups, employee or otherwise, that alleges that Seller is not in compliance with any Environmental Law. All Governmental Authorizations currently held by Seller pursuant or in connection with any Environmental Law are in full force and effect, Seller is in compliance in all respects with all of the terms of such Governmental Authorizations to the extent such compliance or lack thereof would reasonably be expected to have a Material Adverse Effect, and no other Governmental Authorizations material to the Program are required by Seller. Except as set forth on Schedule 6.10, the management, handling, storage, transportation, treatment and disposal by Seller of all Hazardous Substances have been in compliance in all respects with all applicable Environmental Laws to the extent such compliance or lack thereof would reasonably be expected to have a Material Adverse Effect.

6.11.  Personal Property.  Schedule 2.1(d) hereto sets forth a complete and accurate list of all of the Personal Property existing as of the date hereof. Except as set forth in Schedule 6.11, Seller owns or has the sole and exclusive right to use all the Personal Property and upon the consummation of the transactions contemplated by this Agreement, Buyer shall own or have the sole and exclusive right to use the Personal Property. All of the Personal Property held by Seller to be transferred to Buyer is in good condition and repair (reasonable wear and tear excepted), except as would not reasonably be expected to have a Material Adverse Effect.

6.12.  Assumed Contracts.  Schedule 2.1(b) sets forth a complete and accurate list of all Assumed Contracts with respect to or relating to the Program to which Seller is a party or by which Seller is bound or to which Seller or any of the Acquired Assets is subject. Seller has made available to Buyer true, correct and complete copies of all such Assumed Contracts, together with all modifications and supplements thereto. Each of the Assumed Contracts is in full force and effect in accordance with its terms, Seller is not in breach of any of the material provisions of any such contract, nor, to the knowledge of Seller, is any other party to any such contract in default thereunder, nor does any event or condition exist which with notice or the passage of time or both would constitute a material default thereunder. Seller has performed all material obligations required to be performed by it to date under each Assumed Contract. Subject to obtaining any necessary consents of the other party or parties to any such Assumed Contract (the requirement of any such consent being reflected on Schedule 2.1(b)) and except as set out in Schedule 2.1(b) no such contract (a) includes any provision the effect of which would be to enlarge or accelerate any obligations of Buyer to be assumed thereunder or give additional rights to any other party thereto or will adversely affect the Program as presently conducted by Seller, or (b) contains any material provision which would terminate or lapse by reason of the transactions contemplated by this Agreement.

6.13  Material Contracts.

(a) Except as set forth on Schedule 6.13, Seller is not a party to or bound by:

(i) any Material Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(ii) any joint venture, partnership, limited liability company or other similar Material Contract or arrangement (including any agreement relating to the Program providing for joint research, development or marketing);

(iii) any Material Contract or series of related Material Contracts, including any option agreement, relating to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any Material Contract (A) that limits the freedom of Seller to compete in the Program, including, without limitation, with any Person in the Program or in any area or (B) contains exclusivity obligations or restrictions binding on Seller;

(v) any Intellectual Property License or series of related Intellectual Property Licenses (other than shrink wrap licenses for Off-the-Shelf Software);

(vi) any Material Contract pursuant to which the Company has agreed to indemnify any Person against any claim of infringement relating to the Assigned Intellectual;

(vii) any Material Contract with any current individual officer, director, employee, consultant or independent representative of Seller or former individual officer, director, employee, consultant or independent representative thereof under which there exists any present or future liability;

(viii) any Material Contract that grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any person; or

(ix) any other Material Contract or series of related Material Contracts, that (A) is not made in the Ordinary Course of Business and (B) involves a payment (whether fixed, contingent or otherwise) of more than $50,000 in the aggregate.

(b) Each Material Contract disclosed on Schedule 6.13 or required to be disclosed thereon is a valid and binding agreement of Seller, is in full force and effect in accordance with its terms, and Seller is not in breach of any of the material provisions of any such contract, nor, to the knowledge of Seller, is any other party to any such contract in default thereunder, nor does any event or condition exist which with notice or the passage of time or both would constitute a material default thereunder. Seller has performed all material obligations required to be performed by it to date under each Material Contract. Except as set out in Schedule 6.13 no such Contract (a) includes any provision the effect of which would be to enlarge or accelerate any obligations of Buyer to be assumed thereunder or give additional rights to any other party thereto or will adversely affect the Program as presently conducted by Seller, or (b) contains any material provision which would terminate or lapse by reason of the transactions contemplated by this Agreement. Seller has made available to Buyer true, correct and complete copies of all such Material Contracts (including all modifications and amendments thereto and waivers thereunder). All Material Contracts are in written form.

6.14.  Intellectual Property.

(a) (i) Schedule 2.1(a)(i) hereto sets forth a complete and accurate list of the Assigned Intellectual Property; (ii) Schedule 2.1(a)(ii) hereto sets forth a complete and accurate list of the Licensed Intellectual Property; and (iii) Schedule 2.1(a)(iii) hereto sets forth a complete and accurate list of the Licensor Intellectual Property.

(b) Except as set forth in Schedule 6.14(b) and except as would not have a Material Adverse Effect, Seller owns or has the sole and exclusive right to use all Assigned Intellectual Property and has the right to use the Licensed Intellectual Property used in the Ordinary Course of the Program. Upon the consummation of the transactions contemplated by this Agreement, and subject to receipt of all consents required to assign to Buyer (i) all Assigned Intellectual Property and (ii) all licenses or other authorizations to use the Licensed Intellectual Property, Buyer shall have the right to use the Assigned Intellectual Property and Licensed Intellectual Property in the Ordinary Course of the Program as presently conducted. Seller agrees to cooperate in placing the Assigned Intellectual Property in the name of Buyer. No claims have been asserted against Seller, and to the knowledge of Seller no claims are pending, by any Person that may affect the use of any Assigned Intellectual Property or Licensed Intellectual Property, or challenging or questioning the validity or effectiveness of any material license or agreement pertaining to the Assigned Intellectual Property, and, except as set forth in Schedule 6.14(b), to the knowledge of Seller, there is no basis for such claim. Except as set forth in Schedule 6.14(b), the use by Seller of the Assigned Intellectual Property and the Licensed Intellectual Property in the Ordinary Course of the Program does not infringe on the rights of any Person, and no claims have been asserted against Seller, and to the knowledge of Seller no claims are pending, by any Person alleging that the use by Seller of any Assigned Intellectual Property or Licensed Intellectual Property infringes on the rights of any Person.

(c) Seller has the legal right to grant licenses or sublicenses with respect to all the Licensor Intellectual Property that Seller has licensed or authorized others to use. All licenses or other agreements pursuant to which Seller has granted licenses or authorized others to use any Licensor Intellectual Property are, unless they have expired according to their terms, in full force and effect, and, to the knowledge of Seller, there is no default by any party thereto. To Seller’s knowledge, the licenses granted by Seller with respect to the Licensor Intellectual Property do not infringe on the rights of any person.

(d) Except as set forth in Schedule 6.14(d) and except as would not have a Material Adverse Effect, all of the Assigned Intellectual Property has been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified on Schedule 2.1(a)(i), and has been maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States and each such other jurisdiction.

(e) Except as set forth in Schedule 6.14(e), Seller has taken commercially reasonable steps to establish and preserve its Intellectual Property Rights with respect to the Assigned Intellectual Property. Except as set forth in Schedule 6.14(e), Seller has required all professional and technical employees employed with respect to the Program, and other such employees and consultants having access to valuable nonpublic information of Seller, to execute agreements under which such employees or consultants are required to convey to Seller ownership of all inventions and developments conceived or created by them in the course of their employment or engagement with Seller and to maintain the confidentiality of all such information of Seller. Except as set forth in Schedule 6.14(e), Seller has not made such information available to any person other than employees or consultants of Seller, except pursuant to written agreements requiring the recipients to maintain the confidentiality of such information and appropriately restricting the use thereof.

6.15.  Suppliers.  Schedule 6.15 hereto sets forth the five (5) largest suppliers of the Program based on purchases by the Program, for the period ending on December 31, 2008. The relationships of Seller with such suppliers are, to Seller’s knowledge, good commercial working relationships and, except as set forth on Schedule 6.15, no supplier of material importance to the Program has cancelled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with Seller or has during the last twelve (12) months decreased materially, or threatened in writing to decrease or limit materially, its services, supplies or materials for use in the Program, except for normal cyclical changes related to such suppliers’ businesses. Except as set forth on Schedule 6.15, to the knowledge of Seller, no such supplier intends to cancel or otherwise substantially modify its relationship with Seller or to decrease materially or limit its services, supplies or materials to Seller, and to the knowledge of Seller, the consummation of the transactions contemplated hereby would not reasonably be expected to materially adversely affect the post-Closing relationship of Buyer with any supplier of Seller relating to the Program.

6.16.  Adequacy of Acquired Assets.  The Acquired Assets are reasonably adequate to conduct the Program on substantially the same basis as currently conducted by Seller.

6.17.  Solvency.  Seller is, individually and together with its subsidiaries on a consolidated basis and after giving effect to the incurrence of all obligations being incurred in connection herewith, Solvent.

6.18.  No Undisclosed Liabilities.  Except to the extent (a) reflected or reserved against in the Interim Balance Sheet, (b) incurred in the Ordinary Course of Business after the date of the Interim Balance Sheet, or (c) described on any Schedule hereto, Seller is not subject to any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise in connection with the Program (including without limitation as guarantors or otherwise with respect to obligations of others), other than liabilities and obligations in connection with the Program that would not be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP.

6.19.  Taxes.  Seller has duly filed (or have obtained an extension of time within which to file) with the appropriate government agencies all of the income, sales, use, employment and other Tax returns and reports required to be filed by it. No waiver of any statute of limitations relating to Taxes has been executed or given by Seller. All Taxes, assessments, fees and other governmental charges upon Seller or upon any of its properties, assets, revenues, income and franchises which are owed by Seller with respect to any period ending on or before the Closing Date have or will be paid, other than those the non-payment of which would not reasonably be expected to have a Material Adverse Effect. Seller has withheld and paid all Taxes required to be withheld or paid in connection with amounts paid or owing to any employee, creditor, independent contractor or third party. No federal Tax return of Seller is currently under audit by the IRS, and no other Tax return of Seller is currently under audit by any other Taxing authority. Neither the IRS nor any other Taxing authority is now asserting or, to Seller’s knowledge, threatening to assert against Seller any deficiency or claim for additional Taxes or interest thereon or penalties in connection therewith or any adjustment that would have Material Adverse Effect.

6.20.  Broker.  Seller has not retained, utilized or been represented by any broker, agent, finder or intermediary in connection with the negotiation or consummation of the transactions contemplated by this Agreement, and Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

6.21  Insurance.  Set forth on Schedule 6.21 is a list of all insurance policies (including fidelity bonds and other similar instruments) relating to the Acquired Assets or the Program or for which Seller is an insured party (including policies providing property, fire, theft, casualty, liability and workers’ compensation coverage, but excluding policies relating to Employee Benefit Plans) (the “Insurance Policies”), which are in full force and effect in all material respects and have not been terminated and which provide for coverages which are reasonable for the Program as to both amount and scope. Complete copies of the Insurance Policies have been made available for review by Buyer. Such policies (or other policies providing substantially similar insurance coverage) have been in effect continuously since the date indicated on Schedule 6.21 for such policy. All premiums due in respect of the Insurance Policies have been paid by Seller and Seller is otherwise in material compliance with the terms of such policies. There has not been any threatened termination of, pending premium increase (other than with respect to customary annual premium increases) with respect to, or alteration of coverage under, any Insurance Policy. To the Knowledge of Seller, there are no pending or threatened claims against the Insurance Policies as to which the applicable insurer has questioned, disputed or denied liability and there exist no material claims that have not been timely submitted by Seller to the applicable insurer.

6.22  Disclosure.  Subject to Section 6.23 below, no representation or warranty by Seller in this Section 6 contains at the time made any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

6.23.  No Other Representations and Warranties.  Except for the representations and warranties of Seller contained in this Section 6, Seller makes no other representations and warranties, written or oral, statutory, express, or implied. Buyer acknowledges that except as expressly provided in this Agreement, Seller has not made, and Seller hereby expressly disclaims and negates, and Buyer hereby expressly waives, any representation or warranty, express or implied, at common law, by statute, or otherwise relating to, and Buyer hereby expressly waives and relinquishes any and all rights, claims and causes of action against Seller and its representatives in connection with the accuracy, completeness or materiality of, any information, data or other information (written or oral) heretofore furnished to Buyer and its representatives by and on behalf of Seller.

7.  REPRESENTATIONS AND WARRANTIES OF THE BUYER.  As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer represents and warrants as of the date of this Agreement and as of the Closing Date, to Seller as follows, except as specifically contemplated by this Agreement and/or the Transaction Documents:

7.1.  Organization of Buyer; Authority.  Buyer is a corporation duly organized, validly existing and presently subsisting under the laws of the state of Washington. Buyer is not in violation of any term of its Articles of Incorporation. Buyer has all requisite corporate power and corporate authority to own and hold all property owned or held by it, to carry on its business as such business is now conducted and to execute and deliver this Agreement and the Transaction Documents to which it is a party, and to carry out all actions required of it pursuant to the terms of the Transaction Documents, except where any such failure would not reasonably be expected to have a Material Adverse Effect.

7.2.  Corporate Approval; Binding Effect.  Buyer has obtained all necessary authorizations and approvals from its Board of Directors required for the execution and delivery of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. Each of the Transaction Documents to which Buyer is a party has been duly executed and delivered by Buyer, and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity.

7.3.  Non-Contravention.  The execution and delivery by Buyer of the Transaction Documents to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby will not (a) violate or conflict with any provisions of the Articles of Incorporation or By-Laws of Buyer, each as amended to date; or (b) constitute a violation of, or be in conflict with, constitute or create a default under, or result in the creation or imposition of any Encumbrance upon any property of Buyer pursuant to (i) any agreement or instrument to which Buyer is a party or by which Buyer or any of its properties is bound or to which Buyer or any of its properties is subject, or (ii) any statute, judgment, decree, order, regulation or rule of any court or governmental authority to which Buyer is subject, except in the case of clause (b) for such violations, conflicts, defaults and Encumbrances as could not reasonably be expected to have a Material Adverse Effect.

7.4.  Litigation.  No action, suit, proceeding or investigation is pending or, to the knowledge of Buyer, threatened, against Buyer in which an adverse decision could reasonably be expected to have a Material Adverse Effect, nor, to the knowledge of the Buyer, has any event occurred that is reasonably likely to give rise to or serve as a basis for the commencement of any such action, suit, proceeding or investigation.

7.5  Conformity to Law.  Except where any such noncompliance has been cured or would not reasonably be expected to have a Material Adverse Effect, Buyer has complied with, and is in compliance with (a) all laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to its business (including, without limitation, any labor, environmental, occupational health, zoning or other law, regulation or ordinance) and (b) all terms and provisions of all contracts, agreements and indentures of its business to which Buyer is a party, or by which its business or its properties are subject. Buyer has not committed, been charged with, or, to the knowledge of Buyer, is or has been under investigation with respect to, nor to the knowledge of Buyer does there exist, any violation of any provision of any federal, state or local law or administrative regulation which would reasonably be expected to have a Material Adverse Effect.

7.6.  Broker.  Buyer has not retained, utilized or been represented by any broker, agent, finder or other intermediary in connection with the negotiation or consummation of the transactions contemplated by this Agreement, and Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

7.7  No Other Representations and Warranties.  Except for the representations and warranties of Buyer contained in this Section 7, Buyer make no other representations and warranties, written or oral, statutory, express, or implied, Seller acknowledge that except as expressly provided in this Agreement, Buyer has not made, and Buyer hereby expressly disclaim and negate, and Seller hereby expressly waives, any representation or warranty, express or implied, at common law, by statute, or otherwise relating to, and Seller hereby expressly waives and relinquishes any and all rights, claims and causes of action against Buyer and its representatives in connection with the accuracy, completeness or materiality of, any information, data or other information (written or oral) heretofore furnished to Seller and each of its representatives by and on behalf of Buyer.

8.  COVENANTS AND AGREEMENTS

8.1.  Conduct of the Program by Seller Pending Closing.  Seller covenants and agrees that, from and after the date of this Agreement and until the Closing, except as otherwise specifically consented to or approved by Buyer in writing or except as contemplated by this Agreement and/or the Transaction Documents:

8.1.1  Full Access.  Seller shall afford to Buyer and its authorized representatives full access during normal business hours to all properties, assets, books, records, Tax returns, financial information, contracts and documents of Seller and a full opportunity to make such reasonable investigations as they shall desire to make of Seller or with respect to the Acquired Assets, and Seller shall furnish or cause to be furnished to Buyer and its authorized representatives all such information with respect to the Program and with respect to the Acquired Assets as Buyer may reasonably request.

8.1.2.  Carry on in Ordinary Course.  Seller shall maintain the Acquired Assets in their current state of repair and condition, excepting normal wear and tear or failure to replace consistent with Seller’s past practice, and shall carry on the Program in the Ordinary Course and shall not make or institute any unusual or novel methods of manufacture, purchase, sale, lease, management, accounting or operation.

8.1.3.  Contracts and Commitments.  Seller shall not incur any Indebtedness other than in connection with purchases of capital assets not in violation of Section 8.1.4 under lines of credit existing prior to the date of this Agreement, enter into any contract or commitment or engage in any transaction with respect to the Program not in the Ordinary Course of Business (other than this Agreement and the Transaction Documents and the transactions contemplated hereunder and thereunder), or for which disclosure would be required under Schedule 6.6 or 6.13.

8.1.4.  Purchase and Sale of Capital Assets.  Other than pursuant to this Agreement, Seller shall not sell, transfer, assign or otherwise dispose of, or enter into, or commit to enter into, any Contract to sell, transfer, assign or otherwise dispose of, any capital asset constituting part of the Acquired Assets.

8.1.5.  Insurance.  Seller shall maintain with financially sound and reputable insurance companies, funds or underwriters adequate insurance for the Program of the kinds, covering such risks and in such amounts and with such deductibles and exclusions as are customary for similarly situated companies in Seller’s industry.

8.1.6.  Preservation of Business Relationships.  Seller shall use its commercially reasonable efforts to preserve for Buyer the present relationships of Seller’s suppliers, customers, independent contractors and others having business relations with Seller in respect of the Program.

8.1.7.  No Default.  Seller shall not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of Seller material to the Program, including without limitation any of the Governmental Authorizations or Assumed Contracts.

8.1.8.  Compliance with Laws.  Seller shall comply in all material respects with all Legal Requirements and orders material to the Program or the Acquired Assets, or as may be reasonably required for the valid and effective transfer of the Acquired Assets.

8.1.9.  Notice of Material Adverse Effect.  Seller will promptly notify Buyer in writing of any Material Adverse Effect.

8.1.10.  Exclusive Dealing.  Prior to the Closing:

(a) Seller shall not directly or indirectly, solicit, initiate, or encourage submission of proposals or offers from any persons relating to any liquidation, dissolution, recapitalization, sale of stock representing 50% or more of the combined voting power of Seller’s voting equity securities, merger, consolidation or acquisition of all or substantially all of the assets of Seller, or purchase of any equity interest in Seller representing 50% or more of the combined voting equity power of the voting securities of Seller, or any other similar transaction or business combination. Seller shall cease immediately and cause to be terminated all contracts (other than confidentiality and nondisclosure agreements to which Seller is a party as of the date hereof (each, an “Existing NDA”)), negotiations and communications with third parties with respect to the foregoing, if any, existing on the date hereof.

(b) Seller shall not participate, directly or indirectly, in any negotiations regarding, or furnish to any other person, any information with respect to, or otherwise cooperate in any way with, or assist, any effort or attempt by any other person to do or seek any of the activities referred to in Section 8.1.10(a). Except to the extent prohibited by an Existing NDA, and the material terms and conditions thereof, should Seller receive any proposal, inquiry or contact about any of the activities referred to in Section 8.1.10(a), Seller shall by the close of the next Business Day following give oral or written notice thereof to Buyer and also promptly provide Buyer with the name of the person making such proposal, inquiry or contact.

(c) Notwithstanding the foregoing or any other provision of this Agreement or the Transaction Documents, at any time prior to the date on which this Agreement is approved by the stockholders of Seller, in the event that the Board of Directors of Seller determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis requiring Seller to consider a Favorable Third Party Offer (as defined below) to comply with its fiduciary duties, Seller may furnish non-public information with respect to Seller and its subsidiaries to the person who made the Favorable Third Party Offer pursuant to a confidentiality agreement and participate in discussions or negotiations with such person regarding the Favorable Third Party Offer. The Board of Directors of Seller may after the third Business Day following Seller’s written notice to Buyer that specifies the material terms and conditions of the Favorable Third Party Proposal, terminate this Agreement (and concurrently with such termination, if it so chooses, cause Seller to enter into any agreement with respect to the Favorable Third Party Proposal) and withdraw any recommendation to the stockholders of Seller to approve the transactions contemplated by this Agreement and the Transaction Documents.

(d) As used in this Agreement, “Favorable Third Party Proposal” means a written proposal from a credible, bona fide third party relating to any direct or indirect acquisition or purchase of all or substantially all of the assets of Seller and its subsidiaries, taken as a whole, or 50% or more of the equity securities of Seller, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of the combined voting power of Seller’s voting equity securities, or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving Seller or combined voting power of Seller, and otherwise on terms which the Board of Directors of Seller determines in its good faith judgment, taking into account legal, financial, regulatory and other aspects of the proposal deemed appropriate by the Board of Directors of Seller, to be more favorable to the stockholders of Seller than the transactions contemplated by this Agreement (taking into account any amendments to this Agreement proposed by Buyer in response to the receipt by Buyer of information about the proposal).

(e) Nothing contained in this Section 8.1.10 shall (i) prohibit Seller from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act; or (ii) prohibit or limit Seller from at any time engaging in the activities and transactions referred to in Section 8.1.10(a) in connection with the development and implementation of Seller’ post-Closing business plan (assuming completion of the sale of the Acquired Assets and the Program to Buyer), including but not limited to soliciting, initiating, encouraging submissions of proposals or offers for the sale, transfer, disposition, restructuring or similar transactions relating to Seller’s existing business and/or other Excluded Assets.

8.1.11.  Consents of Third Parties.  Seller will employ its commercially reasonable efforts to secure, before the Closing Date, the consent, in form and substance reasonably satisfactory to Buyer and Buyer’s counsel, to the consummation of the transactions contemplated by this Agreement by each party to any of the Assumed Contracts, Licensed Intellectual Property and transferable Governmental Authorizations as set forth by Buyer on Schedule 8.1.11 (the “Required Consents”).

8.1.12.  Reasonable Best Efforts.  Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the Closing including the execution and delivery of any additional instruments reasonably necessary to consummate the Closing and to fully carry out the purposes of this Agreement. Buyer and its Affiliates shall not (i) amend or otherwise change any of its organization documents, or (ii) enter into any transaction or take any action, including asset sales, divestitures or other distributions, or payment of dividends or other distributions, or any merger, acquisition, investment, joint venture, lease, contract or financing that in the case of clause (i) or (ii) could reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Section 10 hereof.

8.1.13  8-K Obligation.  Within four (4) Business Days of the date hereof, Seller shall issue a press release and file a report on Form 8-K each in the form previously agreed upon by Seller and Buyer disclosing the execution of this Agreement and the transaction contemplated herein and attaching such press release and this Agreement (the “8-K Filing”).

8.1.14  Proxy Statement; Stockholder Approval.

(a) As promptly as reasonably practicable following the date hereof, Seller, acting through its Board of Directors, shall, subject to and in accordance with applicable Legal Requirements and its Certificate of Incorporation and Bylaws, and in all cases subject to Section 8.1.10(c) above, (i) duly call, give notice of and hold a special meeting of the holders of Seller’s voting equity securities for the purpose of voting to approve the principal terms of the transactions contemplated hereby and adopt and approve this Agreement; (ii) recommend to the stockholders of Seller that they vote in favor of the matters described in the preceding clause (i); (iii) include in the proxy statement with respect to such meeting (the “Proxy Statement”) such recommendation; and (iv) take all reasonable and lawful action to solicit and obtain such vote in favor of the matters described in clause (i) above. The Proxy Statement will comply as to form in all material respects with the applicable provisions of Schedule 14A of the Exchange Act.

(b) Seller will use its commercially reasonably efforts, and Buyer will use its commercially reasonable efforts to cooperate with it, to, as promptly as reasonably practicable and in any event no later than 30 days following the date hereof, cause a preliminary Proxy Statement to be filed with the SEC and, following clearance thereof by the SEC, cause a definitive Proxy Statement to be mailed to Seller stockholders. Buyer shall use its commercially reasonably efforts to promptly respond to requests from Seller to assist Seller in responding to SEC comments on information regarding Buyer required to be included in the Proxy Statement under applicable law or regulation.

(c) Buyer shall provide to Seller such information for inclusion in the Proxy Statement regarding Buyer’s business, financial condition, operations and prospects as Seller and its counsel reasonably determines is required under applicable rules and regulations of the SEC. Any such information shall not contain any untrue statement of a material fact omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

(d) Buyer shall promptly inform Seller if any of the information supplied by Buyer for inclusion in the Proxy Statement to be mailed to the stockholders of Seller in connection with the special meeting will, on the date the Proxy Statement (or any supplement or amendment thereto) is first mailed to Seller stockholders or at the time of the special meeting, contain any untrue statement of a material fact omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

(e) At or prior to the Closing, Seller shall deliver to Buyer a certificate of its Secretary setting forth the voting results from its stockholder meeting.

8.1.15  Compliance with Bulk Sales Law Requirements.  Buyer hereby waives compliance with any applicable bulk sales transfer laws in connection with the consummation of the transactions contemplated by this Agreement, including the bulk transfer provisions of the Uniform Commercial Code, with indemnification from Seller against claims or Liabilities arising from such noncompliance as provided in Section 12.2.

9.  CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS.  The obligation of Buyer to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (to the extent noncompliance is not waived in writing by Buyer):

9.1.  Representations and Warranties.  The representations and warranties made by Seller in Section 6 of this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties had been made or given at and as of the Closing Date (without regard to any materiality qualifications included therein and except where such representation and warranty is made as of a specific date and except as contemplated by this Agreement).

9.2.  Compliance with Agreement.  Seller shall have performed and complied in all material respects with all of its obligations under this Agreement to be performed or complied with by it on or prior to the Closing Date.

9.3.  No Change.  From the date of this Agreement through the date of the Closing there shall not have occurred any change or changes concerning the Program or the Acquired Assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect.

9.4  Board, Stockholder and Other Approvals.  Seller shall have obtained all necessary authorizations and approvals from its Board of Directors, its stockholders and any other approvals required for the completion of the transaction contemplated hereunder and the actions contemplated by Section 8.1.14 shall have occurred as and when required by such Section.

9.5  8-K Filing and Press Release.  The actions contemplated by Section 8.1.13 shall have occurred as and when required by such Section.

9.6  University License Agreement.  The Board of Regents (“Board”) of The University of Texas System, an agency of the State of Texas, on behalf of the University of Texas Health Science Center at the University of Houston shall have executed and delivered the License Agreement by and between Board and Buyer, in form and substance reasonably satisfactory to Buyer (the “University License Agreement”).

9.7  Consulting Agreement.  Andrei Alexandrov shall have executed and delivered his Consulting Agreement with Buyer, in form and substance reasonably satisfactory to Buyer (the “Alexandrov Consulting Agreement”).

9.8  Employment Agreements.  Each of Bradford A. Zakes and Dilip Worah shall have executed and delivered his respective employment agreement with Buyer, each in form and substance substantially consistent with the term sheets attached hereto as Exhibit G (the “Employee Term Sheets”).

9.9.  Seller’s Certificate.  Seller shall have delivered to Buyer in writing, at and as of the Closing, one or more certificates duly executed by Seller, in form and substance reasonably satisfactory to Buyer and Buyer’s counsel, certifying that the conditions in each of Section 9.1, 9.2 and 9.3 have been satisfied and attaching copies of the certified resolutions of Seller’s Board of Directors approving the transactions contemplated hereby. Buyer shall have also received the certificate referenced in Section 8.1.14(e).

9.10.  No Litigation.  No restraining order or injunction shall prevent the transactions contemplated by this Agreement and no action, suit or proceeding shall be pending or threatened before any court or administrative body in which it will be or is sought to restrain or prohibit or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

9.11  Required Consents.  Seller shall have obtained and delivered to Buyer the Required Consents in writing.

9.12  Delivery of Acquired Assets.  Buyer shall have taken delivery of all tangible Acquired Assets at each such Acquired Asset’s current location.

9.13  Opinion of the Seller’s Counsel.  Buyer shall have received an opinion dated the Closing Date of Stoel Rives LLP, counsel to Seller, in substantially the form attached hereto as Exhibit F.

10.  CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS.  The obligation of Seller to consummate the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions (to the extent noncompliance is not waived in writing by Seller):

10.1.  Representations and Warranties.  The representations and warranties made by Buyer in Section 7 of this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though such representations and warranties had been made or given at and as of the Closing Date (without regard to any materiality qualifications included therein and except where such representations and warranty is made as of a specific date and except as contemplated by this Agreement).

10.2.  Compliance with Agreement.  Buyer shall have performed and complied in all material respects with all of its obligations under this Agreement that are to be performed or complied with by it at or prior to the Closing.

10.3.  No Change.  From the date of this Agreement through the date of the Closing there shall not have occurred any change or changes concerning the respective businesses of or properties owned by Buyer that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect.

10.4  Approvals.  All corporate and other approvals of Buyer in connection with the transactions contemplated by this Agreement shall have been obtained and copies of the minutes or resolutions reflecting such approvals shall have been delivered to Seller.

10.5.  Employment Agreements.  Buyer shall have executed and delivered the employment agreements with each of Bradford A. Zakes and Eilip Worah, each in form and substance substantially consistent with the Employee Term Sheets.

10.6.  Closing Certificate.  Buyer shall have delivered to Seller in writing, at and as of the Closing, a certificate duly executed by an officer of Buyer, in form and substance reasonably satisfactory to Seller’s counsel, to the effect that the conditions in each of Sections 10.1, 10.2 and 10.3 have been satisfied.

10.7  No Litigation.  No restraining order or injunction shall prevent the transactions contemplated by this Agreement and no action, suit or proceeding shall be pending or threatened before any court or administrative body in which it will be or is sought to restrain or prohibit or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

10.8  Closing Purchase Price.  Buyer shall have delivered to Seller the Closing Purchase Price as provided in Section 4.1(a).

11.  CERTAIN COVENANTS.

11.1.  Confidential Information.  Any and all information disclosed by Buyer to Seller or by any Seller to Buyer as a result of the negotiations leading to the execution of this Agreement that is to remain the confidential information of such party, or in furtherance thereof, which information was not already known to Seller or Buyer shall remain confidential to Seller and Buyer and their respective employees, agents and investors until the Closing Date and, if the Closing occurs, in Seller’s case, from and after the Closing Date. If the Closing does not take place for any reason, Seller and Buyer agree to return (or certify that it has destroyed) all copies, summaries and excerpts of such information to the disclosing party, and agrees not to further divulge or disclose any such information at any time in the future unless it has otherwise become public or its disclosure is required by law. The information intended to be protected hereby is confidential or proprietary data of Seller and Buyer which shall include, but not be limited to, financial information, customers, sales representatives, and anything else having an economic or pecuniary benefit to Buyer or Seller, respectively.

11.2  Non-Competition.  For a period of two (2) years after the Closing Date, Seller shall not directly or indirectly invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any Person that directly competes with Buyer in respect of the Program; provided however, that this covenant shall not prohibit, or be interpreted as prohibiting, Seller from purchasing or otherwise acquiring up to (but not more than) five percent (5%) of any class of the securities of any Person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.

11.3  Non-Solicitation.  For a period of two (2) years after the Closing Date, Seller shall not, directly or indirectly:

(a) solicit the business of any Person who is a customer of Buyer;

(b) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of Buyer to cease doing business with Buyer, to deal with any competitor of Buyer or materially and adversely interfere with its relationship with Buyer; or

(c) hire, retain or attempt to hire or retain any employee or independent contractor of Buyer or materially and adversely interfere with the relationship between Buyer and any of its employees or independent contractors.

11.4  Transaction-Related Taxes.  Buyer and Seller shall each pay one-half of all personal property taxes, sales, use, stamp, registration, ad valorem obligations and such Taxes and fees (including any penalties, interest and filing expenses) which are due and payable in connection with the sale of the Acquired Assets pursuant to this Agreement, and Seller will prepare and file all necessary Tax Returns and other documentation with respect to all such documentary, sales, use, stamp, registration and other taxes and fees, and, if required by applicable Legal Requirements, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation upon 10 day prior written notice and reasonable approval by Seller.

11.5  Assignment of Intellectual Property.  Seller agrees that it will execute and deliver to Buyer any and all additional documents and/or instruments that may be reasonably requested by Buyer and necessary to vest full and complete legal and equitable title to the Intellectual Property in Buyer, without further consideration than now paid. Buyer and Seller shall each pay one-half of all costs related to the preparation, execution and registration of the National Assignment Documents referred to in 5.2(c) and for all actions and all costs whatsoever, including attorney’s fees, arising after the Closing Date and associated with the perfection of rights, title, and interest in and to the Intellectual Property.

11.6  Notice of Developments.  Seller shall promptly inform Buyer in writing of any event that would render any of the representations and warranties contained in Section 6 above inaccurate or incomplete in any respect or any breach of any covenant or obligation of Seller contained in this Section 11. No such disclosure by Seller pursuant to this Section 11.6, however, shall be deemed to cure any breach of any representation or warranty or covenant contained herein except to the extent specifically provided for in the following two sentences. From time to time commencing on the date of this Agreement and until the Closing Date, Seller shall, only with respect to any matter hereafter arising (promptly after discovery thereof) which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the disclosure Schedules with respect to any of the representations or warranties set forth in Section 6 of this Agreement, deliver to Buyer (in accordance with Section 14.2 and prominently labeled “Schedule Supplement”) written notice of any event or development (promptly after discovery thereof) that would render any statement, representation or warranty of the Seller in this Agreement, including the Schedules attached hereto, inaccurate or incomplete in any respect (each a “Schedule Supplement”); provided that each such Schedule Supplement shall be detailed with a level of specificity that is consistent with other disclosures on the Schedules attached hereto to the reasonable satisfaction of Buyer. For purposes of determining representations and warranties were accurate for purposes of satisfaction of the condition set forth in Section 9.1 the Schedules delivered by Seller hereunder shall be deemed to exclude any information contained in any such Schedule Supplement (such that no Schedule Supplement item shall cure a breach for purposes of Section 9.1; provided, however, that if Seller acknowledges in writing that as a result of such Schedule Supplement that Buyer could terminate this Agreement pursuant to Section 13(a)(vi), then if and to the extent Buyer waives its right to terminate the Agreement arising out of such Schedule Supplement, following the Closing the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 12 with respect to any Losses arising out of the Schedule Supplement).

12.  INDEMNIFICATION.

12.1  Survival of Representations and Warranties.

(a) In the event that the Closing occurs on or before July 15, 2009, The representations and warranties of Seller in Section 6 and Buyer in Section 7 of this Agreement shall survive the Closing and remain in full force and effect for a period ending upon the earlier to occur of:

(i) the six (6) month anniversary of the Closing; or

(ii) December 15, 2009;

(b) In the event that the Closing occurs after July 15, 2009, the representations and warranties of Seller in Section 6 and Buyer in Section 7 of this Agreement shall survive the Closing and remain in full force and effect for a period of five (5) months from the Closing Date.

The expiration date of such survival periods referred to in this Section 12.1, as applicable, shall be referred to the “Expiration Date”.

Notwithstanding any other provision herein, the survival period relating to (i) Section 6.1 (Organization of Seller; Authority), Section 6.2 (Corporate Approval; Binding Effect) Section 6.9 (Title to Acquired Assets), Section 6.14 (Intellectual Property) and Section 6.17 (Solvency), Excluded Liabilities and fraud which shall survive the Closing indefinitely and (ii) all covenants, agreements and undertakings of the Parties contained in this Agreement shall survive until fully performed or fulfilled.

12.2.  Indemnity by Seller.

(a) Subject to the conditions and limitations set forth in this Section 12.2, Seller agrees to indemnify and hold Buyer and its Affiliates, officers, directors, shareholders, accountants, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) harmless from, against and with respect to any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, related to or arising out of:

(i) any breach of any representation or warranty made by Seller in this Agreement, the Transaction Documents, or any other certificate or document signed by Seller delivered or required to be delivered pursuant to this Agreement;

(ii) any breach or violation of, or failure by Seller to perform any covenant, agreement undertaking or obligation in this Agreement, the Transaction Documents, or any other certificate or document delivered or required to be delivered pursuant to this Agreement;

(iii) any claim or liability with respect to any of the Excluded Liabilities and any other liability of Seller other than Assumed Liabilities; and

(iv) any and all Losses resulting from Seller’s operation or ownership of the Program or Acquired Assets prior to the Closing Date;

(b) For purposes of calculating the amount of Losses (but not determining the existence of a breach), any limitation as to materiality or Material Adverse Effect contained in the representations and warranties will be ignored.

(c) No Buyer Indemnified Party will be entitled to indemnification under this Section 12 unless and until the aggregate amount of such Buyer Indemnified Parties’ Losses exceeds $10,000 (the “Threshold Amount”), in which case the Buyer Indemnified Party shall be entitled to be paid the aggregate amount of all such Losses (including all such Losses up to $10,000); provided, that Losses related to the following will not be subject to the Threshold Amount:

(i) a claim relating to fraud;

(ii) a breach or violation of, or failure to perform, any covenant, agreement, undertaking or obligation of Seller contained in Section 2; or

(iii) breaches of the representations or warranties contained in Section 6.1 (Organization of Seller; Authority), Section 6.2 (Corporate Approval; Binding Effect), Section 6.9 (Title to Acquired Assets), Section 6.14 (Intellectual Property) and Section 6.17 (Solvency) (the “Specified Representations”),

In each case, shall not be subject to the Threshold Amount. Notwithstanding any other provision herein, the aggregate liability of Seller under this Agreement shall be limited to $500,000; provided that there should be no such limitation with respect to Excluded Liabilities or claims related to fraud.

12.3.  Indemnity by Buyer.

(a) Subject to the conditions and limitations set forth in this Section 12.3, from and after the Closing, Buyer agrees to indemnify and hold Seller and its Affiliates, officers, directors, stockholders, accountants, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties” and together with the Buyer Indemnified Parties, the “Indemnified Parties”) harmless from, against and with respect to any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified

Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, related to or arising out of:

(i) any breach of any representation or warranty made by Buyer in this Agreement, the Transaction Documents or any other certificate or document signed by an officer of Buyer delivered or required to be delivered pursuant to this Agreement;

(ii) any breach or violation of, or failure by Buyer to perform any covenant, agreement, undertaking or obligation in this Agreement, the Transaction Documents or any other certificate or document signed by an officer of Buyer delivered or required to be delivered pursuant to this Agreement;

(iii) the conduct of the Program and the ownership and operation of the Acquired Assets after the Closing Date, except to the extent any Losses in this clause (a): (x) relate to, arise out of or result from a breach by Seller of any representation or warranty contained in this Agreement, (y) are an Excluded Liability or (z) are Losses to which the Buyer Indemnified Parties are entitled to indemnification under Section 12.2, in each case, including without limitation with respect to Third Party Claims; or

(iv) any claim or liability with respect to any of the Assumed Liabilities, except to the extent any Losses in this clause (d) (x) relate to, arise out of or result from a breach by Seller of any representation or warranty contained in this Agreement, or (y) are Losses to which the Buyer Indemnified Parties are entitled to indemnification under Section 12.2, in each case, including without limitation with respect to Third Party Claims.

(b) For purposes of calculating the amount of Losses (but not determining the existence of a breach), any limitation as to materiality or Material Adverse Effect contained in the representations and warranties will be ignored.

(c) No Seller Indemnified Party will be entitled to indemnification under this Section 12 with respect to breaches of representations and warranties unless and until the aggregate amount of such Seller Indemnified Parties’ Losses exceeds the Threshold Amount, in which case the Seller Indemnified Party shall be entitled to be paid the aggregate amount of all such Losses, (including all such Losses up to $10,000); provided, that any Losses relating to breaches of representations or warranties contained in Section 7.1 (Organization of Buyer; Authority) and Section 7.2 (Corporate Approval; Binding Effect) will not be subject to the Threshold Amount. Notwithstanding any other provision herein, the aggregate liability of Buyer under this Agreement shall be limited to $500,000.

12.4.  Claims.

(a)  Notice.  An Indemnified Party shall promptly notify the other party or parties hereto from whom such Indemnified Party is entitled or may reasonably be entitled to indemnification hereunder of any action, suit, proceeding, demand or breach (a “Claim”) with respect to which the Indemnified Party claims indemnification hereunder, provided that failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations under this Section 12 except to the extent, if at all, that such Indemnifying Party shall have been prejudiced thereby.

(b)  Third Party Claims.  If such Claim relates to any, suit or proceeding instituted in any tribunal or governmental authority against the Indemnified Party by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim after receipt of notice of such claim from the Indemnified Party. Within thirty (30) days after receipt of notice of a particular matter from the Indemnified Party, the Indemnifying Party may assume the defense of such Third Party Claim, in which case the Indemnifying Party shall have the authority to negotiate compromise and settle such Third Party Claim at their expense and through counsel of their choice, if and only if the following conditions are satisfied:

(i) the Indemnifying Party shall have confirmed in writing that it is obligated hereunder to indemnify the Indemnified Party with respect to such Third Party Claim;

(ii) the Indemnified Party shall not have given the Indemnifying Party written notice that it has determined, in the exercise of its reasonable discretion, that matters of corporate or management policy or a conflict of interest make separate representation by the Indemnified Party’s own counsel advisable; and

(iii) such Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief.

The Indemnified Party shall retain the right to employ its own counsel and to participate in the defense of any Third Party Claim, the defense of which has been assumed by the Indemnifying Party pursuant hereto, but the Indemnified Party shall bear and shall be solely responsible for its own costs and expenses in connection with such participation.

12.5.  Method and Manner of Paying Claims.  In the event of any claims under this Section 12, the claimant shall advise the party or parties who are required to provide indemnification therefor in writing of the amount and circumstances surrounding such claim. With respect to liquidated claims, if within thirty days the other party has not contested such claim in writing, the other party will pay the full amount thereof within ten days after the expiration of such period. Any amount owed by an Indemnifying Party hereunder with respect to any Claim may be set-off by the Indemnified Party against any amounts owed by the Indemnified Party to any Indemnifying Party.

13.  TERMINATION; ALTERNATIVE TRANSACTION.

(a) This Agreement (other than the provisions of Section 11.1 and Sections 13 and 14 hereof) may be terminated at any time prior to the Closing:

(i) by mutual written consent of all Parties to this Agreement;

(ii) by Seller, pursuant to the provisions of Section 8.1.10(c);

(iii) by either Buyer or Seller, if the approval of the stockholders of Seller required by Section 9.4 shall not have been obtained at a meeting duly convened therefor or any adjournment thereof (unless, in the case of any such termination pursuant to this Section 13(a)(iv), the failure to obtain such stockholder approval shall have been caused by the action or failure to act of the party (or its subsidiaries) seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement);

(iv) by either Buyer or Seller, if any permanent injunction or action by any governmental entity of competent jurisdiction preventing the consummation of transactions contemplated by this Agreement shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 13(a)(v) shall have used all commercially reasonable efforts to remove such injunction or overturn such action;

(v) by Buyer, if (A) there has been a breach of any representations or warranties (as of the time such representations or warranties were made) of Seller set forth herein the effect of which, individually or together with all other such breaches, constitutes a Material Adverse Effect, (B) there has been a breach in any material respect of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of Seller, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Buyer to Seller, or (C) the Board of Directors of Seller (x) withdraws or amends or modifies in a manner materially adverse to Buyer its recommendation or approval in respect of this Agreement, (y) makes a recommendation with respect to any transaction arising out of a Favorable Third Party Proposal (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such transaction, or (z) takes any action that is prohibited by Section 8.1.10(a);

(vi) by Seller, if (A) there has been a breach of any representations or warranties (as of the time such representations or warranties were made) of Buyer set forth herein the effect of which, individually or together with all other such breaches, constitutes a Material Adverse Effect, (B) there has been a breach in any material respect of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of Buyer, which breach is not curable or, if curable, is not cured within

30 days after written notice of such breach is given by Seller to Buyer, or (C) if, except such conditions that, by their nature, can only be satisfied at Closing, all conditions set forth in Section 9 hereof have been satisfied and the Closing shall not have occurred (other than as a result of Seller’s refusal to close in violation of this Agreement);

(b) In the event of termination of this Agreement pursuant to this Section 13, the transactions contemplated by this Agreement shall be deemed abandoned and this Agreement shall forthwith become void, without liability on the part of any party hereto, except as provided in Section 13(c); provided, however, that, subject to Sections 12.2(c)(iii) and 12.3(c) herein, no such termination (or any provision of this Agreement) shall relieve any Party from liability for any damages (including, in the case of Seller, claims for damages based on the consideration that would have otherwise been payable to the stockholders of Seller, and, in the case of Buyer, claims for damages based on loss of the economic benefits of the transaction) for a knowing and intentional breach of any covenant hereunder.

(c) If this Agreement shall have been terminated pursuant to Sections 13(a)(iii) or (vi)(C), then, in any of such cases, Seller shall pay to Buyer a termination fee equal to $100,000 as liquidated damages and not as a penalty. If this Agreement shall have been terminated pursuant to Section 13(a)(vi), then, in any of such cases, Buyer shall pay to Seller a termination fee equal to $100,000 as liquidated damages and not as a penalty. Any amounts payable under this Section 13(c) shall be paid in same day funds no later than two Business Days after a termination described in this Section.

(d) The Parties acknowledge and agree that the agreements contained in this Section 13 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 13, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a suit that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. Notwithstanding anything to the contrary in this Agreement, the parties agree that the monetary remedies set forth in Section 13 shall be the sole and exclusive remedies of (A) Seller against Buyer and any of their respective former, current or future general or limited partners, stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Closing to be consummated except in the case of fraud or with respect to Buyer, a knowing and intentional breach as described in Section 13(b), and upon payment of such amount, neither Buyer nor any of its respective former, current or future general or limited partners, stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby except in the case of fraud or, with respect to Buyer, a knowing and intentional breach as described in Section 13(b); and (B) Buyer against Seller and any of their respective former, current or future stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Closing to be consummated except in the case of fraud or with respect to Seller, a knowing and intentional breach as described Section 13(b), and upon payment of such amount, neither Seller nor any of its respective former, current or future stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby except in the case of fraud or, with respect to Seller, a knowing and intentional breach as described in Section 13(b).

14.  GENERAL.

14.1.  Expenses.  Except as provided in Section 11.4 (Transaction-Related Taxes) and Section 11.5 (Assignment of Intellectual Property), Seller, on the one hand, and Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’ and accountants’ fees) in connection with the transactions contemplated hereby, including the preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the Closing, including all fees and expenses of its representatives

(the “Seller Transaction Expenses”), whether or not the transactions contemplated hereby shall be consummated.

14.2.  Notices.  All notices, demands and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally; when transmitted, if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery by recognized overnight delivery service; and upon receipt, by certified or registered mail, return receipt requested. In each case such notice shall be sent to:

If to Seller or either of them, to:

ImaRx Therapeutics, Inc.
12277 134th Court NE, Suite 202
Redmond, WA 98052
Attention: Bradford A. Zakes
Fax: (425) 821-1404
Email: bzakes@imarx.com

with a copy sent contemporaneously to:

Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
Attention: Kevin Ontiveros
Fax: 801-578-6999
Email: kjontiveros@stoel.com

If to Buyer, to:

WA 32609, Inc.
20001 North Creek Parkway
Bothell, WA 98011
Attention: Gerald McMorrow

or such other place and with such other copies as any party may designate as to itself by written notice to the others.

14.3.  Entire Agreement.  This Agreement together with the other Transaction Documents and the Schedules contains the entire understanding of the parties, supersede all prior agreements and understandings relating to the subject matter hereof and shall not be amended except by a written instrument hereafter signed by all of the parties hereto.

14.4.  Governing Law.  The validity and construction of this Agreement shall be governed by the internal laws (and not the choice-of-law rules) of the State of Washington. Each party hereto irrevocably and unconditionally (a) agrees that any suit, action or other legal proceeding arising out of this Agreement may be brought and adjudicated in the federal or the state courts of Washington situated in King County, (b) submits to the jurisdiction of any such court for the purposes of any such suit and (c) waives and agrees not to assert by way of motion, as a defense or otherwise in any such suit, any claim that it, he or she is not subject to the jurisdiction of the above courts, that such suit is brought in an inconvenient forum or that the venue of such suit is improper.

14.5.  Sections and Section Headings.  The headings of sections and subsections are for reference only and shall not limit or control the meaning thereof.

14.6.  Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor the obligations of any party hereunder shall be assignable or transferable by any party without the prior written consent of the other parties hereto.

14.7.  Severability.  In the event that any covenant, condition, or other provision herein contained is held to be invalid, void, or illegal by any court of competent jurisdiction, the same shall be deemed to be severable from the remainder of this Agreement and shall in no way affect, impair, or invalidate any other covenant, condition, or other provision contained herein.

14.8.  Further Assurances.  The parties agree to take such reasonable steps and execute such other and further documents as may be necessary or appropriate to cause the terms and conditions contained herein to be carried into effect.

14.9.  Tax Treatment.  Buyer and Seller shall treat and report the transactions contemplated by this Agreement in all respects consistently for purposes of any foreign, federal, state or local Tax, including without limitation with respect to calculation of gain, loss and basis with reference to the Allocation determined in accordance with Section 4.2 hereof.

14.10.  No Implied Rights or Remedies.  Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm or corporation, other than Seller and Buyer and their successors and permitted assigns, any rights, remedies or claims under or by reason of this Agreement and this Agreement shall not be interpreted or enforced as a third party beneficiary contract.

14.11.  Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.12.  Public Statements or Releases.  Each of the parties hereto agrees that prior to the consummation of the Closing no party to this Agreement will make, issue or release any public announcement, statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without first obtaining the consent of the other parties hereto (which consent shall not be unreasonably withheld). Nothing contained in this Section 14.12 shall prevent any party from making such disclosures as such party may consider reasonably necessary to satisfy such party’s legal or contractual obligations, or to comply with the requirements of applicable laws and regulations (in which case the party so obligated to make such disclosure shall advise the other parties in advance).

14.13.  Business Records.  Seller acknowledge that business records of Seller relating to the operations of the Program prior to the Closing will not be conveyed to Buyer as part of the Acquired Assets, and that Buyer may from time to time require access to or copies of such records in connection with claims arising with respect to operations of the Program prior to the Closing, and Seller agrees that upon reasonable prior notice from Buyer, it will, during normal business hours, provide Buyer with either access to or, at Seller’s option, copies of such records for such purposes prior to the Closing. Buyer agrees to hold any confidential information so provided in confidence and to use such information only for the purposes described above. Seller agrees that it will not within eighteen (18) months after the Closing Date destroy any business records prepared prior to the Closing without first notifying Buyer and affording it the opportunity to remove or copy them. For purposes of the preceding sentence, any notice from Seller delivered in accordance with Section 14.2 shall be deemed to be adequate notice if not responded to in writing by Buyer within five (5) Business Days.

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IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Asset Purchase Agreement to be duly executed and delivered as a sealed instrument as of the date and year first above written.

IMARX THERAPEUTICS, INC.

By:	/s/ Bradford A. Zakes
Bradford A. Zakes
President and Chief Executive Officer

WA 32609, Inc.

By:	/s/ Gerald McMorrow
Name:     Gerald McMorrow

Title:	President and Founder